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17005034

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51001

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hand Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

820 Gessner Road, Ste 1250
(No. and Street)

Houston (City) TX (State) 77024 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stephen S. Hand 713-744-3813
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP
(Name – if individual, state last, first, middle name)

2800 Post Oak Blvd, Ste 3200 (Address) Houston (City) TX (State) 77056 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen S. Hand, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hand Securities, Inc., as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Executive Vice President/FinOp

Title

Notary Public

KELLI C. HILL
MY COMMISSION EXPIRES
October 27, 2019

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Index
December 31, 2016

BKD LLP
CPAs & Advisors

2800 Post Oak Boulevard, Suite 3200 // Houston, TX 77056-6167
713.499.4600 // fax 713.499.4699 // bkd.com

Report of Independent Registered Public Accounting Firm

Board of Directors
Hand Securities, Inc.
Houston, Texas

We have audited the accompanying statement of financial condition of Hand Securities, Inc. (the Company) as of December 31, 2016, and the related statements of income, changes in shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hand Securities, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2016 (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BKD, LLP

BKD, LLP

Houston, Texas
February 24, 2017

Hand Securities, Inc.
Statement of Financial Condition
December 31, 2016

Assets:	
Cash and cash equivalents	$1,621,924
Deposit with clearing organization	50,948
Commissions and fees receivable	237,351
Prepaid expenses	17,618
Total assets	**$1,927,841**
Liabilities:	
Accounts payable and accrued expenses	$ 37,440
Management fees payable to affiliate	135,052
Income taxes payable to CBSI	26,000
Total liabilities	**198,492**
Shareholder's equity:	
Common stock, $1.00 par value, 50,000 shares authorized; 1,000 shares issued and outstanding	1,000
Additional paid-in capital	644,830
Retained earnings	1,083,519
Total shareholder's equity	**1,729,349**
Total liabilities and shareholder's equity	**$1,927,841**

The accompanying notes are an integral part of the financial statements.

Hand Securities, Inc.
Statement of Income
Year Ended December 31, 2016

Revenues:	
Commissions and fees	$ 1,952,953
Interest	12,298
Total revenues	**1,965,251**
Operating expenses:	
Management fee	1,655,108
Legal and professional fees	55,410
Data processing and communications	865
Other	25,774
Total operating expenses	**1,737,157**
Income before income taxes	**228,094**
Income taxes	83,362
Net income	**$ 144,732**

The accompanying notes are an integral part of the financial statements.

Hand Securities, Inc.
Statement of Changes in Shareholder's Equity
Year Ended December 31, 2016

	Common Stock		Additional Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance at January 1, 2016	**1,000**	**$1,000**	**$644,830**	**$ 938,787**	**$1,584,617**
Net income				144,732	144,732
Balance at December 31, 2016	**1,000**	**$1,000**	**$644,830**	**$1,083,519**	**$1,729,349**

The accompanying notes are an integral part of the financial statements.

Hand Securities, Inc.
Statement of Cash Flows
Year Ended December 31, 2016

Operating activities:	
Net income	$ 144,732
Adjustments to reconcile net income to net cash provided by operating activities:	
Net changes in assets and liabilities:	
Credit for uncollectible accounts	(440)
Deposit with clearing organization	(1,482)
Commissions and fees receivable	78,137
Prepaid expenses	196
Accounts payable and accrued expenses	12,741
Management fees payable to affiliate	(40,479)
Income taxes payable to CBSI	(7,652)
Cash provided by operating activities / Net increase in cash and cash equivalents	185,753
Cash and cash equivalents at beginning of year	1,436,171
Cash and cash equivalents at end of year	$1,621,924

Supplemental disclosure:
Taxes paid to CBSI in cash for the year ending December 31, 2016 were $98,172.

The accompanying notes are an integral part of the financial statements.

Note A: Organization and Nature of Business

Hand Securities, Inc. (the Company), acts as an agent in connection with the purchase and sale of equity and debt securities and with the purchase and sale of shares in mutual funds with customer accounts cleared on a fully-disclosed basis. The Company is a wholly-owned subsidiary of Hand Benefits & Trust Company (the Parent), which is a wholly-owned subsidiary of Benefit Plans Administrative Services, Inc. ("BPAS"), which is a wholly-owned subsidiary of Community Bank System, Inc. ("CBSI").

The Company operates pursuant to the (k)(2)(ii) exemptive provision of the Securities and Exchange Commission's ("SEC") Rule 15c3-3 and does not hold customer funds or securities, but, as an introducing broker-dealer, clears all transactions with and for customers on a fully disclosed basis through a clearing broker. Mutual fund activity is cleared utilizing Fund/SERV, an automated service of National Securities Clearing Corporation that acts as a conduit to mutual fund companies. The Company is registered as a securities dealer with the SEC and various states and is registered with the Financial Industry Regulatory Authority ("FINRA").

Note B: Significant Accounting Policies

Basis of Presentation
The Company's financial statements have been prepared on the accrual basis of accounting.

Cash and Cash Equivalents
The Company considers all liquid financial instruments with original maturities of less than 90 days and not pledged or otherwise restricted, as cash and cash equivalents. The carrying amounts approximate fair values because of the short maturity of cash equivalents. At December 31, 2016, the Company's cash accounts exceeded federally insured limits by approximately $873,654. Approximately 24% of cash and cash equivalents were held at one institution at December 31, 2016.

Securities Transactions
Securities transactions and related sales commission revenues are recorded on a trade-date basis. Commissions and fees consist primarily of sales commissions and 12b-1 fees. The 12b-1 fees are accrued as earned.

Commissions and Fees Receivable
Commissions and fees receivable are stated at the amount billed to customers, net of any allowance for doubtful accounts. When deemed appropriate the Company provides an allowance for doubtful accounts, which is based upon a review of outstanding receivables, historical collection information and existing economic conditions. Commissions and fees receivable are ordinarily due 30 days after the issuance of the invoice. Delinquent receivables are written off based on individual credit evaluation and specific circumstances of the customer. There was no allowance for doubtful accounts at December 31, 2016.

Income Taxes
The Company is included in the consolidated federal and state income tax returns filed by CBSI. Income taxes are calculated on a stand-alone return basis, with the Company's share of the tax provision either remitted to or received from the Parent. Income tax expense is based on taxes currently payable or refundable as well as deferred taxes that are based on temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are reported in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. At December 31, 2016, the Company owed $26,000 to CBSI for the Company's pro rata share of income taxes.

Included in income tax is $8,804, before federal benefit, of Texas Margin Tax, which is calculated as a percent of gross revenue. Under Accounting Standards Codification ("ASC") Section 740 this is considered a tax based on income, and accordingly is classified as income tax expense.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions, such as income taxes and the collectability of receivables, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events
Companies are required to evaluate events and transactions that occur after the balance sheet date but before the date the financial statements are issued, or available to be issued in the case of non-public entities. They must recognize in the financial statements the effect of all events or transactions that provide additional evidence of conditions that existed at the balance sheet date, including the estimates inherent in the financial preparation process. Entities shall not recognize the impact of events or transactions that provide evidence about conditions that did not exist at the balance sheet date but arose after that date. The Company has evaluated events and transactions through February 24, 2017, the date the financial statements were issued, and noted no subsequent events requiring financial statement recognition or disclosure.

Note C: Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting aggregate indebtedness to net capital ratio would exceed 10 to 1. At December 31, 2016, the Company had net capital of $634,329, which was $584,329 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to regulatory net capital was 0.31 to 1.

Note D: Clearing Organization

The Company has an agreement with a clearing organization whereby the clearing organization performs clearing functions for all security transactions with brokers and dealers. The clearing organization requires that a security deposit balance of $25,000 be maintained by the Company. The balance bears interest at a rate determined by the clearing organization and is due on demand.

Note E: Contingent Liabilities

In the normal course of business, the Company's activities involve the execution, settlement and financing of securities transactions through a clearing broker. These activities may expose the Company to off-balance sheet credit and market risk in the event the customer or counterparty is unable to fulfill its contractual obligations.

The clearing broker, through which accounts are introduced, and the Company seek to control the risks associated with customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines and by monitoring for prompt customer payments in accordance with various regulatory guidelines. The Company is contingently liable for any customer account deficits with the clearing broker that are not otherwise satisfied. The clearing broker and the Company monitor required margin levels daily and, pursuant to such guidelines, require customers to deposit additional collateral or to reduce positions where necessary. The Company has not experienced any losses to date related to these risks, and no future losses are anticipated, therefore no contingent liabilities have been recorded as of the balance sheet date.

Note F: Related-party Transactions

For the year ended December 31, 2016, the Company recorded management fee expenses of $1,655,108 for administrative and recordkeeping services provided by Benefit Plan Administrative Services, LLC, an affiliated company. At December 31, 2016, $135,052 of this amount was payable to the affiliate.

The Company maintains a checking account with Community Bank N.A., an affiliated company. At December 31, 2016, the balance in this account was $991,603.

Note G: Income Taxes

Income tax expense includes these components:

	Federal	State	Total
Current expense	$74,408	$8,804	$83,212
Deferred benefit	150	-	150
Income tax expense	$74,558	$8,804	$83,362

Federal current income tax expense as a percentage of income before income taxes differs from the statutory rate of 34% primarily due to the effects of state income taxes, which provide a federal income tax benefit.

Hand Securities, Inc.
Supplemental Schedule
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2016

Net capital:	
Total shareholder's equity	$1,729,349
Less:	
Nonallowable assets	(1,095,020)
Net capital	$ 634,329
Nonallowable assets:	
Commissions and fees receivable	$ 237,351
Prepaid expenses	17,618
Excess cash at affiliate	840,051
Total nonallowable assets	$1,095,020
Aggregate indebtedness	$ 198,492
Net capital requirement (the greater of $50,000 or 6 2/3% of aggregate indebtedness)	$ 50,000
Net capital in excess of net capital requirement	$ 584,329
Ratio of aggregate indebtedness to net capital	0.31 to 1

Note: The above computation agrees to the computation of net capital under Rule 15c3-1 as of December 31, 2016, filed by the Company with the SEC on Part IIA of the unaudited Form X-17a-5.

Hand Securities, Inc.

Supplemental Schedule

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2016

The Company has claimed exemption from SEC Rule 15c3-3 paragraph (K) (2) (ii) as another broker-dealer clears all transactions with and for customers on a fully disclosed basis, and the Company does not otherwise hold funds or securities for, or owe money or securities to, customers.

BKD LLP
CPAs & Advisors

2800 Post Oak Boulevard, Suite 3200 // Houston, TX 77056-6167
713.499.4600 // fax 713.499.4699 // bkd.com

Report of Independent Registered Public Accounting Firm

Board of Directors
Hand Securities, Inc.
Houston, Texas

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Hand Securities, Inc. (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the exemption provisions) and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the *Securities Exchange Act of 1934*.

BKD, LLP

BKD, LLP

Houston, Texas
February 24, 2017

Hand Securities, Inc.
Supplemental Schedule
Exemption Report
December 31, 2016

Hand Securities, Inc. Exemption Report

Hand Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provision of 17 C.F.R. § 240.15c3-3 (k)(2)(ii) as the Company does not hold customer funds or securities, but as an introducing broker-dealer, clears all transactions with and for customers on a fully-disclosed basis with a clearing broker which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of 17 C.F.R. § 240.17a-3 and C.F.R. § 240.17a-4, as are customarily made and kept by a clearing broker or dealer.

2. The Company met the identified exemption provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii) throughout the most recent fiscal year ended December 31, 2016, without exception.

Hand Securities, Inc.

I, Stephen Hand, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: Executive Vice President
Hand Securities, Inc.

February 24, 2017

Hand Securities, Inc.

A Wholly-owned Subsidiary of Community Bank System, Inc.

Report of Independent Registered Public Accounting Firm,

Financial Statements and Supplemental Schedules

Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934

December 31, 2016

(Confidential Treatment Requested)